PBF LOGISTICS LP

ONE SYLVAN WAY, SECOND FLOOR

PARSIPPANY, NEW JERSEY 07054

May 6, 2014

Ms. Angie Kim

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Logistics LP

Registration Statement on Form S-1

File No. 333-195024

Dear Ms. Kim:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), PBF Logistics LP (the “Partnership”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern Time), on May 8, 2014, or as soon as possible thereafter.

In connection with the above, the Partnership acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Partnership confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above Registration Statement.

Please call Jordan Rosenbaum of Stroock & Stroock & Lavan LLP at 212-806-5824 to confirm the effectiveness of the Registration Statement.

Sincerely,

/s/ Jeffrey Dill
Jeffrey Dill
Authorized Officer

cc:	H. Roger Schwall (Securities and Exchange Commission)

Michael J. Swidler, Esq. (Vinson & Elkins L.L.P.)

Todd E. Lenson, Esq. (Stroock & Stroock & Lavan LLP)

Jordan Rosenbaum, Esq. (Stroock & Stroock & Lavan LLP)

Douglas Horowitz, Esq. (Cahill Gordon & Reindel LLP)